Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 30, 2014

VIA EDGAR TRANSMISSION

Ms. Monique Botkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Advisors Series Trust
(File Nos. 333-17391 and 811-07959)
Request for Withdrawal of the Form N-14 on behalf of the SiM Dynamic Allocation Diversified Income Fund and the SiM Dynamic Allocation Equity Income Fund CIK No. 0001027596; File No. 333-197032

Dear Ms. Botkin:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), Advisors Series Trust (the “Registrant”) hereby requests that the Information Statement/Prospectus filed on Form N-14, which was filed as EDGAR submission type N-14 with the U.S. Securities and Exchange Commission on June 25, 2014 (Accession No. 0000894189-14-002938) in connection with the reorganization of the SiM Dynamic Allocation Diversified Income Fund (the “Diversified Income Fund”) into the SiM Dynamic Allocation Equity Income Fund, be withdrawn.

The Registrant is requesting that the Information Statement/Prospectus be withdrawn given that the costs of obtaining shareholder approval for the proposed reorganization are prohibitive relative to the assets in the Diversified Income Fund and the Trust intends to proceed with liquidation of the Fund.  No securities have been sold in connection with the Form N-14 Registration Statement filed June 25, 2014.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-6609.

Sincerely,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust

cc:   Timothy Black, Strategic Income Management, LLC
Domenick Pugliese, Esq., Paul Hastings LLP